**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**March 6, 2012**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Take-Two Interactive Software, Inc.**

**File No. 001-34003 - CF#27868**

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Take-Two Interactive Software, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on February 03, 2012.

Based on representations by Take-Two Interactive Software, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

          Exhibit 10.1          through December 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Sonia Barros
Special Counsel